UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD SPECIALIZED DISCLOSURE REPORT
BLACKSKY TECHNOLOGY INC.
(Exact name of the registrant as specified in its charter)

Delaware	001-39113	83-1833760
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2411 Dulles Corner Park
Suite 300
Herndon,	Virginia	20171
(Address of principal executive offices)		(Zip code)

Henry Dubois
Chief Financial Officer, (Principal Financial Officer and Principal Accounting Officer)
(703) 935-1930

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

X     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,2025.
        Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Blacksky Technology Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.blacksky.com/governance/governance-documents/

Item 1.02 Exhibit

Blacksky Technology Inc. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 15, 2026

BLACKSKY TECHNOLOGY INC.

By:	/s/ Henry Dubois
Name: Henry Dubois
Title: Chief Financial Officer
Principal Financial Officer and Principal Accounting Officer

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